Filed pursuant to Rule 433
Registration Nos. 333-143668 and 333-143668-01
June 13, 2007
WEBSTER CAPITAL TRUST IV
$200,000,000
7.650% FIXED TO FLOATING RATE TRUST PREFERRED SECURITIES
(liquidation amount $1,000 per security)
fully and unconditionally guaranteed, on a subordinated basis, as described in the prospectus, by
Webster Financial Corporation
SUMMARY OF TERMS

Issuer:	Webster Capital Trust IV (the “Trust”), a Delaware statutory trust, the sole asset of which will be the 7.650% Fixed to Floating Rate Junior Subordinated Notes (the “junior subordinated notes”) issued by Webster Financial Corporation (“Webster”).

Guarantor:	Webster

Title of Securities	7.650% Fixed to Floating Rate Trust Preferred Securities

Liquidation Amount:	$1,000 per Trust Preferred Security

Expected Ratings:	Moody’s Investors Service: Baa1
Standard & Poor’s: BB+
Fitch: BBB-
DBRS: BBB

Size:	$200,000,000

Trade Date:	June 13, 2007

Settlement Date:	June 20, 2007 (T + 5)

First Par Call Date:	June 15, 2017

Initial Scheduled Maturity Date:	June 15, 2037

Initial Final Repayment Date:	June 15, 2067

Extension Options:	The scheduled maturity date is initially June 15, 2037, but may be extended at the option of the Issuer for up to two additional 10-year periods upon the satisfaction of certain criteria described in the prospectus. The final repayment date is initially June 15, 2067, but may be extended at the option of the Issuer for up to two additional 10-year periods upon the satisfaction of certain criteria described in the prospectus. On any election date the Issuer may elect to extend the scheduled maturity date whether or not the Issuer elects to extend the final repayment date, and the Issuer may elect to extend the final repayment date whether or not the Issuer elects to extend the scheduled maturity date.

Distributions:	From and including June 20, 2007 to but excluding June 15, 2017: distributions will accumulate at an annual rate of 7.650%, payable semi-annually in arrears on each June 15 and December 15, beginning December 15, 2007 to and including June 15, 2017.

From and including June 15, 2017 to but excluding June 15, 2037: distributions will accumulate at an annual rate equal to three-month LIBOR plus 1.89%, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning September 15, 2017.

If the scheduled maturity date is extended: distributions will accumulate from and including June 15, 2037 to but excluding the scheduled maturity date at an annual rate equal to three-month LIBOR plus 2.89%, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year beginning September 15, 2037 to and including the scheduled maturity date.

From and including the scheduled maturity date: distributions will accumulate at an annual rate equal to one-month LIBOR plus 2.89%, payable monthly in arrears on the 15th day of each month.

Treasury Benchmark:	4.50% due May 15, 2017

Treasury Yield:	5.198%

Spread to Treasury Benchmark:	+ 250 basis points

Price to Public:	99.672%

Proceeds, before expenses, to Webster from the Offering:	$197,344,000 after underwriting commissions

Redemption:	In whole or in part, at the option of Webster, at any time (“optional redemption”), or in whole but not in part, at the option of Webster, within 90 days after the occurrence of a “tax event,” a “capital treatment event,” an “investment company event” or a “rating agency event;” in each case, at the redemption price described below.

Redemption Price:	Prior to the First Par Call Date: In the case of any “optional redemption,” or any redemption within 90 days after the occurrence of a “tax event” or a “rating agency event,” the redemption price will be equal to (1) 100% of the principal amount of the junior subordinated notes being redeemed or (2) if greater, the present value of scheduled payments of principal and interest from the redemption date (not including any portion of such payments of interest accrued to but excluding the date of redemption) to June 15, 2017 on the junior subordinated notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the “treasury rate” plus the “applicable spread”(as defined below), in each case plus accrued and unpaid interest to the redemption date. In the case of redemption within 90 days after the occurrence of a “capital treatment event” or an “investment company event,” the redemption price will be equal to 100% of the principal amount of the junior subordinated notes, plus accrued and unpaid interest to the redemption date.

After the First Par Call Date: In the case of any “optional redemption,” other than an “optional redemption” that occurs on an “optional par redemption date” (as defined below), the redemption price will be equal to (1) 100% of the principal amount of the junior subordinated notes being redeemed or (2) if greater, the present value of scheduled payments of principal and interest from the redemption date (not including any portion of such payments of interest accrued to but excluding the date of redemption) to the next succeeding optional par redemption date on the junior subordinated notes being redeemed, discounted to the redemption date on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the three-month LIBOR applicable to the interest period immediately preceding the date on which the junior subordinated notes are redeemed, in each case plus accrued and unpaid interest to the redemption date. In the case of a redemption on an optional par redemption date or within 90 days after the occurrence of a “tax event,” a “capital treatment event” or an “investment company event,” the redemption price will be equal to 100% of the principal amount of the junior subordinated notes, plus accrued and unpaid interest to the redemption date.

On and after the scheduled maturity date, the junior subordinated notes will be redeemable at any time at a redemption price equal to the principal amount of the junior subordinated notes, plus accrued and unpaid interest to the redemption date.

Optional Par Redemption Date:	June 15, 2017 and each date thereafter that is the fifth anniversary of a prior optional par redemption date.

Applicable Spread:	0.50% if the redemption is within 90 days after the occurrence of a “tax event” or a “rating agency event” and 0.35% in all other cases.

Structuring Advisor:	Merrill Lynch & Co.

Joint Bookrunners:	Merrill Lynch & Co.

Keefe, Bruyette & Woods, Inc.

Lehman Brothers Inc.

CUSIP:	94769Y AA7
The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch toll-free at 1-866-500-5408, or Lehman Brothers toll-free at 1-888-603-5847, or Keefe, Bruyette & Woods toll-free at 1-800-966-1559.

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